                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2007
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On December 3, 2007, G. Willi-Food International Ltd. ("Registrant") distributed to its shareholders its proxy statement for the annual general meeting of shareholders to be held on December 31, 2007. Attached hereto and incorporated by reference herein is a copy of the proxy statement and proxy card sent by the
Registrant for this annual general meeting of shareholders.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated: December 3, 2007

                                          By: /s/ Yaron Levy
                                          ------------------
                                          Yaron Levy
                                          Chief Financial Officer

                        G. WILLI-FOOD INTERNATIONAL LTD.
       4 NAHAL HARIF STREET, NORTHERN INDUSTRIAL ZONE, YAVNE 81224 ISRAEL
                     TEL: 972-8-9321000; FAX: 972-8-9321003

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 31, 2007

NOTICE IS HEREBY GIVEN that on Monday December 31, 2007, at 4:00 p.m. Israeli time, the Annual General Meeting of Shareholders (the "Meeting") of G.
Willi-Food International Ltd. (the "Company") will be held at the offices of the
Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81224 Israel.

THE MATTERS ON THE AGENDA OF THE MEETING AND THE SUMMARY OF THE PROPOSED
RESOLUTIONS ARE AS FOLLOWS:

1.   To re-elect Messrs. Joseph Williger, Zwi Williger and Rachel Bar-Ilan, as
     Directors of the Company, each to hold office subject to the Company's
     Articles of Association and the Israeli Companies Law;

2.   To approve the re-appointment of Deloitte Touche Tohmatsu - Brightman,
     Almagor & Co. CPA (ISR) as the Company's Independent Auditors for the year ending December 31, 2007 to serve until the next Annual General Meeting of the Company's shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration;

3.   To approve the director's and officers' insurance policy for the period
     August 1, 2007 - July 31, 2008, and to further approve the yearly renewal of such director's and officers' insurance policy without needing to seek the approval of a General Meeting;

4.   To appoint Ms. Etty Cohen as an External Director of the Company for a
     period of three years, as such term is defined in the Israeli Companies
     Law.;

5.   To transact such other business as may properly come before the Meeting or any adjournment thereof.

     In addition, shareholders will be requested to consider at the Meeting the
Financial Statements of the Company for the fiscal year ended December 31, 2006 together with the report of the auditors thereon and the report of the Board of
Directors for such year.

     A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting.

     In addition, whether or not a shareholder plans to attend, a shareholder can ensure his vote is represented at the Meeting by promptly completing, signing, dating and returning his proxy (in the form attached) in the enclosed envelope to the offices of the Company or the offices of the Company's transfer agent no later than 48 hours prior to the Meeting (no later than December 29,
2007 at 4:00 p.m (Israel Time)).

     The Board of Directors has fixed the close of business on November 28, 2007 as the record date for determination of shareholders entitled to notice of, to attend and to vote at, the Meeting. Only shareholders of record at the close of business on November 28, 2007 (the "Record Date") are entitled to vote at the
Meeting. Each shareholder of record is entitled to one vote for each Ordinary
Share held on all matters to come before the Meeting.

     The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters.

     You are cordially invited to attend the Meeting. Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2006 together with the report of the auditors thereon and the complete copy of the proposed resolutions shall be available for public inspection each day from December 16, 2007 until December 24, 2007, between the hours of 9:00 a.m. - 5:00 p.m. at the Company's offices in 4 Nahal Harif Street,
Northern Industrial Zone, Yavne 81224 Israel.

By order of the Board of Directors
/s/ Joseph Williger
-------------------

Joseph Williger
CHIEF EXECUTIVE OFFICER                  Dated: Yavne, Israel, November 28, 2007

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 4 NAHAL HARIF STREET, NORTHERN INDUSTRIAL ZONE,
                               YAVNE 81224 ISRAEL

                                 PROXY STATEMENT

                             -----------------------

     This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the
"Company") of proxies to be voted at the Annual General Meeting (the "Meeting")
of the Company to be held on December 31, 2007 at 4:00 p.m. (Israeli time) at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone,
Yavne 81224, Israel, and at any adjournment thereof. This proxy statement and the proxies solicited hereby are first being sent or delivered to shareholders on or about December 3, 2007.

                               GENERAL INFORMATION

     Proxies for use at the Meeting are being solicited by the Board of
Directors of the Company. A form of proxy for use at the Meeting is attached.
All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the
"Ordinary Shares"), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company's transfer agent by 4:00 p.m. (New York City time) at least 48 hours prior to the Meeting and which are not revoked will be voted at the Meeting in accordance with the instructions contained therein. If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation's board of directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization. A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to the Secretary of the Company at the
Company's offices at least 24 hours prior to the Meeting. If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting.
If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification. Otherwise, the proxy will be voted in favor of each of the matters described herein.

     The presence of two or more shareholders in person or by proxy representing not less then 25% of the outstanding Ordinary Shares entitled to vote at the
Meeting will constitute a quorum for the transaction of business at the Meeting.
Under the Company's Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically until one week thereafter at the same time and place, or at any other time and place as the Directors may designate and state in a notice to the shareholders. If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 25% of the outstanding Ordinary Shares entitled to vote is not present, then the
Meeting shall be held with any number of participants who may discuss all the matters for which the first meeting was convened.

     Proxies will be solicited chiefly by mail; however, certain officers,
Directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding
Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     The adoption of resolutions 1-3 as described herein is contingent upon, in each case, the favorable vote of a simple majority of the Company's shareholders attending and voting at the Meeting.

     The adoption of resolution 4 is contingent upon the favorable vote of a simple majority of the Company's shareholders attending and voting at the
General Meeting of the Company's shareholders, provided that either (i) such majority includes at least one third of the total votes of shareholders who are not "Controlling Shareholders" participating at the voting in person or by proxy
(with abstentions not taken into consideration in counting the above-referenced shareholder votes), or (ii) the total number of shares of non-Controlling
Shareholders that vote against such resolution does not exceed one percent of the aggregate voting rights in the Company. A "Controlling Shareholder" is defined in the Israeli Companies Law - 1999 (the "Israeli Companies Law") as a
shareholder with the ability to direct the activity of the Company, excluding an ability deriving merely from holding an office of director or another office in the Company. Under the Israeli Companies Law, a person shall be presumed to control a company if he holds half or more of (1) The right to vote at a general meeting of the company or a corresponding body of another corporation; or (2)
The right to appoint directors of the company or its general manager.

     Only shareholders of record at the close of business on November 28, 2007
(the "Record Date") are entitled to vote at the Meeting. At the close of business on the Record Date, 10,267,893 Ordinary Shares were outstanding and eligible for voting at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2006 together with the report of the auditors thereon and the complete copy of the proposed resolutions will be available at the Meeting as well as each day between December 16, 2007 until December 24, 2007, between the hours of 9:00 a.m. - 5:00 p.m. at the Company's offices in 4 Nahal Harif Street,
Northern Industrial Zone, Yavne 81224 Israel.

     To the extent you would like to state your position with respect to any of the proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli
Companies Law, you may do so by delivery of a notice to the Company's offices located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81224 Israel,
not later than December 9, 2007. Our Board of Directors may respond to your notice not later than December 14, 2007.

     Following the Meeting, one or more shareholders holding, at the Record
Date, at least 513,394 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company's offices during business hours.

--------------------------------------------------------------------------------
       THESE PROXY AND PROXY CARD SHALL ALSO SERVE AS A VOTING DEED (KTAV
           HATZBA'A) AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW.
--------------------------------------------------------------------------------

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth, as of November 28, 2007, the number of
Ordinary Shares beneficially owned by (i) each shareholder known to the Company to own more than 5% of the Ordinary Shares and (ii) all Directors and officers as a group: The information presented in the table is based on 10,267,893
Ordinary Shares outstanding as of November 28, 2007.

                                                         NUMBER OF
                                                       ORDINARY SHARES         PERCENTAGE OF
NAME AND ADDRESS                                     BENEFICIALLY OWNED       ORDINARY SHARES
----------------                                     ------------------       ---------------

Willi Food Investments Ltd. ("Willi Food") (1)           6,366,312                 62.00%

(1)  Willi Food's securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food are located at 4 Nahal Harif St.,
     Northern Industrial Zone, Yavne, 81224 Israel.

     All of the shareholders of the Company (including Willi Food) have the same number of votes for each ordinary share held. Accordingly, the major shareholder of the Company, Willi Food, does not have voting rights that are different from those of the Company's other shareholders. The Company believes that, as of
November 28, 2007, 3,901,581 Ordinary Shares (approximately 38.00% of its outstanding Ordinary Shares) were held by persons who are not officers,
Directors or the owners of 10% of the Company's outstanding Ordinary Shares. As of November 28, 2007, there were 21 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company's shares held by Willi Food through brokers, represented approximately 67% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

     PROPOSAL NO. 1 ELECTION OF DIRECTORS

     The Board of Directors has proposed that the following persons, all of whom are incumbent Directors, be re-elected as Directors to serve in such office until the next Annual General Meeting of shareholders, and until their respective successors have been duly elected: (i) Joseph Williger, (ii) Zwi
Williger and (iii) Rachel Bar-Ilan. Such nominees are to serve together with Mr.
Ariel Herzfeld, who serves as an External Director of the Company and together with Ms. Etty Cohen who is nominated to be appointed as an External Director at the Meeting. Unless authority to do so is withheld, it is intended that proxies solicited by the Board of Directors will be voted for the election of the persons nominated. If any nominee is unable or unwilling to serve, which the
Board of Directors does not anticipate, the persons named in the proxy will vote for another person in accordance with their best judgment.

     The following information is supplied by the Board of Directors of the
Company with respect to each person nominated and recommended to be elected as
Director, based upon the records of the Company and information furnished to it by the nominee.

     JOSEPH WILLIGER, age 50, has served as the Chief Executive Officer (or general manager) and a Director of the Company since its inception in January
1994. He has also served as a Chairman of the Company's subsidiaries, W.F.D.
(Import, Marketing and Trading) Ltd. ("W.F.D.") and Gold Frost Ltd. ("Gold
Frost"), since November 1996 and April 2001, respectively. Mr. Williger has also served as a Director and as chairman of the Board of Willi Food, the controlling shareholder of the Company, since December 1992 and June 1994, respectively. Mr.
Williger has served as Director of Titanic Food Ltd. ("Titanic"), a company he owns together with Mr. Zwi Williger, since April 1990. Mr. Williger received his academic education in economics from Bar-Ilan University in Israel and in
Business Management from Nortrige University in Los Angeles. Mr. Williger is the brother of Zwi Williger, Chief Operating Officer and Chairman of the Board of
Directors of the Company.

     ZWI WILLIGER, age 52, has served as the Chief Operating Officer and
Chairman of the Company since January 1997, and from inception of the Company to
January 1997 as a Director and Manager of Marketing Development of the Company.
Mr. Williger has also served as a Director of the Company's subsidiaries, W.F.D.
and Gold Frost, since November 1996 and April 2001, respectively. Mr. Williger has also served as a Director of Willi Food since December 1992. Mr. Williger served as Director of Titanic since April 1990. Mr. Williger attended Fresno
University in California. Zwi Williger is the brother of Joseph Williger, Chief
Executive Officer and a Director of the Company.

     RACHEL BAR-ILAN, age 49, has served as Director of the Company since May
2001. Ms. Bar-Ilan is a member of the Audit Committee of the Company. Since
2005, she has been the general manager of ORTHOBAR Company, a privately owned company established in 2002, which provides medical services and orthopedic equipment to hospitals, institutes, emergency medical care center and private clinics and patients. From 1999 to 2004, Ms. Bar-Ilan managed the marketing and application of medical laboratory instrumentation in medical laboratories of
Medtechnica Ltd., a company publicly traded on the Tel Aviv Stock Exchange. From
1994 to 1999, Ms. Bar-Ilan worked for Agentec Ltd., where she has been in charge of the marketing and application of medical instrumentation in the chemical field. Ms. Bar-Ilan received her degree in Medical Science (M.Sc.) from the
Technion - Israel Institute of Technology in Haifa, Israel.

AUDIT COMMITTEE

     The Company's Ordinary Shares are listed for quotation on the Nasdaq
Capital Market, and the Company is subject to the rules of the Nasdaq Capital
Market applicable to listed companies. Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent Directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Rachel Bar-Ilan, Shai
Bazak and Ariel Herzfeld qualify as independent Directors under the current
Nasdaq requirements, and are members of the Audit Committee. Shai Bazak will serve as an independent Director until December 31, 2007. On December 31, 2007, at the Meeting, the shareholders will be asked to appoint Ms. Etty Cohen as an independent Director to the Board of Directors and to the Audit Committee. Under
applicable SEC and Nasdaq requirements, our audit committee is directly responsible for the appointment, compensation and oversight of our independent auditors.

     The responsibilities of the audit committee under the Israeli Companies Law include identifying irregularities in the management of the company's business and approving related party transactions as required by law.

INDEPENDENT DIRECTORS

     The Company is a "Controlled Company" within the meaning of the Nasdaq rules since more than 50% of its voting power is held by Willi Food. As a
Controlled Company, the Company is exempt from certain Nasdaq independence requirements, such as the requirement that a majority of the Board of Directors be independent and the rules relating to independence of Directors approving nominations and executive compensation.

     It is proposed that at the Meeting, the following Resolution be adopted:

          "RESOLVED, that each of Joseph Williger, Zwi Williger and Rachel
     Bar-Ilan be, and hereby is, elected to hold office as a Director of the
     Company until the close of the next Annual General Meeting."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

          THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE
                              FOR PROPOSAL NO. 1.

     PROPOSAL NO. 2 RE-APPOINTMENT OF INDEPENDENT AUDITORS

     At the Meeting, the shareholders will be asked to approve the reappointment of Deloitte Touche Tohmatsu- Brightman, Almagor & Co. CPA (ISR), Independent
Accountants, ("Deloitte") as independent auditors of the Company for the year ending December 31, 2007 and for the period until the next Annual General
Meeting of the Company's shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration. A representative of Deloitte will attend the Meeting and will respond to appropriate questions. Deloitte served as the Company's independent auditors for the year ended December 31, 2006.

     It is proposed that at the Meeting, the following Resolution be adopted:

          "RESOLVED, to approve the appointment of Deloitte & Touche -
     Brightman, Almagor & Co. CPA (ISR), Independent Accountants, as
     Independent Auditors of the Company for the year ending December 31, 2007 and for the period until the next Annual General Meeting of the Company's shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

          THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE
                               FOR PROPOSAL NO. 2

     PROPOSAL NO. 3 TO APPROVE THE DIRECTOR'S AND OFFICERS' INSURANCE POLICY

     At the Meeting, the Shareholders will be asked to approve the director's and officers' insurance policy for the period August 1, 2007 - July 31, 2008 at an annual premium of USD 60,000 for a coverage of up to USD 10,000,000, and to authorize the Board Of Directors to approve the yearly renewal of such director's and officers' insurance policy without requiring the additional approval of a General Meeting, so long as the annual premium for such coverage does not exceed USD 80,000. The Audit Committee of the Company and the Board of
Directors of the Company have already approved this proposal. The director's and officers' insurance policy will cover the incumbent Directors and officers of the Company as well as directors and officers of the Company that will be appointed in the future from time to time

     It is proposed that at the Meeting, the following Resolution be adopted:

          "RESOLVED, to approve the director's and officers' insurance policy for the period August 1, 2007 - July 31, 2008, at an annual premium of USD
     60,000 for a coverage of up to USD 10,000,000, and to further approve the yearly renewal of such director's and officers' insurance policy, up to an annual premium of USD 80,000, without needing to obtain the additional approval of a General Meeting."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

          THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE
                               FOR PROPOSAL NO. 3

     PROPOSAL NO. 4 TO NOMINATE MISS ETTY COHEN AS AN EXTERNAL DIRECTOR FOR A
                    PERIOD OF THREE YEARS

     Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors.

     A person may not serve as an external director if at the date of the person's appointment or within the prior two years the person, or his or her relatives, partners, employers or entities under the person's control, have or had any affiliation with us or any entity controlling, controlled by or under common control with us. Under the Companies Law, "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder, excluding service as a director intended to be external director on an initial public offering.

     A person may not serve as an external director if that person's position or other business activities create, or may create, a conflict of interest with the person's service as an external director or may otherwise interfere with the person's ability to serve as an external director. If at the time any external director is appointed, all members of the board are the same gender, then the external director to be appointed must be of the other gender.

     The Companies Law provides for an initial three-year term for an external director which may be extended for additional three-year terms.

     External directors may be compensated only in accordance with regulations adopted under the Companies Law. The regulations provide three alternatives for cash compensation to external directors: a fixed amount determined by the regulations, an amount within a range set in the regulations, or an amount that is equal to the average compensation to other directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. A company also may issue shares or options to an external director at the average amount granted to directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. Cash compensation at the fixed amount determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the company's audit committee, board of directors and shareholders.

     Compensation of external directors must be determined prior to their consent to serve as an external director.

     An external director is prohibited from receiving any other compensation, directly or indirectly, in connection with his or her service.

     The Board of Directors has proposed to elect Etty Cohen as an External
Director and as a member of the Audit Committee, to serve in such office for a period of three consecutive years. It is the intention of the parties named in the proxy to vote for the election of Ms. Cohen. Ms. Cohen would replace Mr.
Shai Bazak.

     The following information with respect to Ms. Cohen is based upon the information furnished to the Company by Ms. Cohen.

     ETTY COHEN, age 39, is an attorney at Law (Israel). Ms. Cohen serves as the
Deputy Manager of Analyst Underwriting & Issue Ltd. Prior to that, Ms. Cohen served as the VP Marketing & Merchandising of Office Depot. Ms. Cohen also served as a Marketing Manager of Partner communication Ltd. Ms. Cohen was responsible for the Marketing and Tariff Strategy. Ms. Cohen has a great amount of networking in the Capital and Finance Market, investors wise and corporate.
Ms. Cohen has an LL.B from the College of Management, Rishon Lezion, Israel, and a B.A. in political science from the Hebrew University of Jerusalem, Israel.

     To the best of the Board of Directors' knowledge Ms. Cohen qualifies the conditions of (i) an External Director under the Companies Law; (ii)
"professional expertise" under the Companies Law, as described above and (iii)
an independent Director under applicable Nasdaq rules.

     It is proposed that at the Meeting, the following Resolution be adopted:

          "RESOLVED, that Ms. Etty Cohen be, and is hereby, elected to hold office as an External Director of the Company for a three-year term in accordance with the provisions of the Companies Law commencing on the end of the Meeting."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the election of the aforementioned nominee, provided that either (i) such a majority includes at least a third of the total votes of shareholders, who are not Controlling
Shareholders of the Company (as defined under the Companies Law), participating at the voting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the non-Controlling shareholders that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the
Company.

          THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE
                               FOR PROPOSAL NO. 4

     REVIEW OF THE FINANCIAL STATEMENTS OF THE COMPANY, AUDITORS' REPORT AND
                               DIRECTORS' REPORT

     The Company will distribute at the Meeting the Financial Statements, the
Auditors' Report and the Directors' Report for the fiscal year ended December
31, 2006, and will present to the Company shareholders certain highlights thereof. In accordance with applicable Israeli law, at the Meeting, the directors' representative will answer appropriate questions relating to the above mentioned statements and reports.

                          INFORMATION ABOUT THE COMPANY

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2006 together with the report of the auditors thereon and the complete copy of the proposed resolutions shall be available for public inspection each day between December 16, 2007 until December 24, 2007, between the hours of 9:00 a.m. - 5:00 p.m. at the Company's offices in 4 Nahal Harif
Street, Northern Industrial Zone, Yavne 81224 Israel.

     A copy of the Company's Financial Statements for the year ended December
31, 2006 together with the report of the auditors thereon, will be available upon request by writing to Mr. Yaron Levy, G. Willi-Food International Ltd., 4
Nahal Harif Street, Northern Industrial Zone, Yavne 81224 Israel.

                                  OTHER MATTERS

     The Board of Directors knows of no other matters to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders.
However, if any other matters which are not now known to the Board should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

Dated: November 28, 2007            By Order of the Board of Directors
                                    JOSEPH WILLIGER, CHIEF EXECUTIVE OFFICER

                   G. WILLI-FOOD INTERNATIONAL LTD. THIS PROXY
                IS SOLICITED FROM HOLDERS OF THE ORDINARY SHARES
                       ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the "Company")
does hereby appoint Messrs. Joseph Williger and Zwi Williger each of them severally, each with full power of substitution and revocation, to vote all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting and the Special Meeting of Shareholders of the Company, to be
held on December 31, 2007, and at any adjournment thereof, upon:

1.   A) Election of Mr. Joseph Williger as a Director of the Company, to hold office subject to the Company's Articles of Association and the Israeli
     Companies Law.

        FOR [_]                    AGAINST  [_]                 ABSTAIN [_]

     B) Election of Mr. Zwi Williger as a Director of the Company, to hold office subject to the Company's Articles of Association and the Israeli
     Companies Law.

        FOR [_]                    AGAINST  [_]                 ABSTAIN [_]

     C) Election of Ms. Rachel Bar-Ilan as a Director of the Company, to hold office subject to the Company's Articles of Association and the Israeli
     Companies Law.

        FOR [_]                    AGAINST  [_]                 ABSTAIN [_]

2.   Re-appointment of Deloitte Touche - Brightman, Almagor & Co. CPA (ISR) as
     the Company's Independent Auditors for the year 2007, to serve until the next annual general meeting of the Company's shareholders and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration.

        FOR [_]                    AGAINST  [_]                 ABSTAIN [_]

3.   To approve the director's and officers' insurance policy for the period
     August 1, 2007 - July 31, 2008, and to further approve the yearly renewal of such director's and officers' insurance policy without needing to seek the approval of a General Meeting.

        FOR [_]                    AGAINST  [_]                 ABSTAIN [_]

4.   To nominate Ms. Etty Cohen as an External Director of the Company for a
     period of three years.

        FOR [_]                    AGAINST  [_]                 ABSTAIN [_]

And in their discretion with respect to any other matter that may properly be presented at the Annual General Meeting or any adjournment thereof.

THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE
UNDERSIGNED SHAREHOLDERS. IF NO OTHER DIRECTION IS MADE, THIS PROXY WILL BE
VOTED FOR PROPOSALS 1, 2, 3, 4.

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting and Special Meeting of Shareholders and Proxy Statement, and
hereby revokes any proxy or proxies heretofore given:

                                    Date: ______________________________________

                                    Signature: _________________________________

                                    Signature: _________________________________

(PLEASE SIGN EXACTLY AS YOUR NAME APPEARS ABOVE. IF SHARES ARE OWNED IN JOINT
NAMES, EACH JOINT OWNER MUST SIGN. IF SIGNING AS EXECUTOR, ADMINISTRATOR,
TRUSTEE, ATTORNEY OR GUARDIAN, OR AS AN OFFICER OF A CORPORATION OR GENERAL
PARTNER OF A PARTNERSHIP, PLEASE ALSO GIVE YOUR FULL TITLE)

PLEASE SIGN AND RETURN THIS PROXY PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE
IS NECESSARY IF MAILED IN THE UNITED STATES.

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